[HUSCH BLACKWELL LLP LETTERHEAD]

October 29, 2018

VIA EDGAR
Securities and Exchange Commission 100 F Street, NE Mail Stop 4720 Washington DC 20549 Attention: Ms. Ashley Vroman-Lee
Re: MacKenzie Realty Capital, Inc. (the "Company")
Registration Statement on Form N-2 filed August 1, 2016
Post-Effective Amendment No. 4
File No. 333-212804

To the Commission:
On August 1, 2016, the Company filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form N-2, as amended by Post-Effective Amendments No. 1-3 (the "Registration Statement").  On September 28, 2018, the Company filed Post-Effective Amendment No. 4 to the Registration Statement for the purpose of updating the prospectus to account for the passage of time and to update the audited financial statements included within the Registration Statement.  The Company received oral comments from Ms. Ashley Vroman-Lee and Mr. Chad D. Eskildsen of the Staff of the Commission.  The Company has filed today Post-Effective Amendment No. 5 to the Registration Statement (the "Amendment"), reflecting responses to the oral comments received and updating certain information relating to the Company, including the amended and restated investment advisory agreement.
Each oral comment has been included below for your reference and the Company's response is presented below each comment.
1.	Comment:	Page 8 – Fees and Expenses (Accounting Comment). The total annual fund expenses is shown as 5.17% but the amounts sum to 5.16%. Please correct/clarify.
Response: The discrepancy was a result of rounding and the table has been revised to correct this, showing a total of 5.16%.
2.	Comment:	Page F-21 – Notes to Financial Statement Footnote 5 – Investments in Affiliated Companies (Accounting Comment). The amounts for Net Change in Unrealized Gains/Losses do not agree to back to Consolidated Statements of Operations. Please correct/clarify.
Response:
The Staff is correct that the unrealized gains/losses relating to controlled and non-controlled/affiliated investments disclosed in footnote 5 did not agree with the corresponding numbers disclosed in the statements of operations. This was due to an unintentional manual error in preparation of the statement of operations. The breakdown of the unrealized gains (losses) categorized by the level of the Company's control in investments were over or under stated for the year ended June 30, 2018. However, the total unrealized gains or losses from all three categories were correctly stated and it had no impact on the net increase in net assets resulting from operations. Footnote 5, which disclosed the unrealized gains from investments that were considered controlled or non-controlled/affiliated investments correctly disclosed the amounts.  The Company has completed a materiality analysis under SAB 99 and has determined that it was not material and thus no amendment is necessary to the Form 10-K for the year ended June 30, 2018.  The Company will clarify this in the prospectus, pointing to the correct information in Footnote 5, and will correct the misstated June 30, 2018 amounts in its next year's Form 10-K with a footnote disclosure.

3.	Comment:	Page 1 – Summary – Mackenzie Realty. Are there any limits on the amount of individual mortgages that the fund may originate or purchase? To what extent may these loans be subprimed? We may have additional comments after reviewing the Company's response.
Response:
There are no limits on the amount of mortgages that the fund may originate, purchase, or own, other than those imposed by the 1940 Act (such mortgages are not likely to be Eligible Portfolio Companies).  The Company would not intend to make any loans that are considered subprime, and does not currently have any loans to any individuals.

4.	Comment:	Page 3 – Summary – Investment Strategy. Under the bullet "Direct Loans and Private Placements," please provide us supplementally with what percentage of assets can be held in direct loans and what percentage will be covenant-light loans? We may request additional disclosure depending on the Company's response.
Response:
There is no limit as to the percentage of assets that can be held in direct loans, other than those imposed by the 1940 Act (such mortgages are not likely to be Eligible Portfolio Companies).  The Company is unaware of any authoritative definition of "covenant-light loans" so cannot answer this question with confidence, but it does not believe any of its loans would be so classified, now or in the future.

5.	Comment:	Page 5 – Summary – Please confirm the change in the advisory fee was approved by shareholders.
Response:	As disclosed on page 51, the change in the advisory fee was approved at the annual meeting of shareholders held on October 23, 2017.
6.	Comment:	Page 23 – Risk Factors – Please explain why the hotel and lodging industry risk was removed.
Response:
This risk factor was removed based upon discussions with counsel and the Board of Directors, because the Company and its Board believe it is inappropriate to highlight the risks of investment in one particular industry without doing so for all industries, and that there is no real increased risk in this industry as opposed to any other.

7.	Comment:	Page 27 – Capitalization – Please consider the relevancy of the "as adjusted" column showing the sale of the full amount remaining under the offering. The Staff believes this may be potentially confusing to investors as it seems unlikely to occur in the near future. The Staff proposes possibly using a good faith estimate based on the actual number of shares sold in the offering in past years in the "as adjusted" column.
Response: As discussed with the Staff relating to the most recent proxy statement, the Company would be willing to change the "as adjusted" column to show the results of a more modest capital raise, but the results would show less dilution, so might be viewed as "more positive" and might fail to show the maximum possible effects of the offering.  Perhaps a solution would be to footnote the table indicating that the results show the improbable result, but that the information is presented so that potential stockholders can see the extent of the exposure.
We look forward to hearing from you soon to discuss any comments you may have on this letter and any additional comments you have on the filing.  As we have previously discussed, the Company desires to have the Registration Statement declared effective as soon as possible.  Please feel free to contact me at 423-755-2662 or by email at rebecca.taylor@huschblackwell.com should you have any questions or concerns.

Sincerely,

/s/ Rebecca C. Taylor

Rebecca C. Taylor

Cc: Chip Patterson
Steven F. Carman